FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Quarterly report for the three months ended September 30, 2009, filed on November 13, 2009 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

2.	News release issued on November 25, 2009, by Panasonic Corporation (the registrant), announcing the extension of the period of the tender offer for SANYO shares and other related matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 27, 2009

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

September 30, 2009

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on alliances or mergers and acquisitions including the proposed acquisition of SANYO Electric Co., Ltd. through a tender offer; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30, 2009	Six months ended September 30, 2008	Three months ended September 30, 2009	Three months ended September 30, 2008	Year ended March 31, 2009
Net sales	3,333,296	4,343,711	1,737,838	2,191,714	7,765,507
Income (loss) before income taxes	(26,453)	203,296	25,312	84,041	(382,634)
Net income (loss) attributable to Panasonic Corporation	(46,868)	128,492	6,109	55,461	(378,961)
Total Panasonic Corporation shareholders’ equity	—	—	2,701,169	3,679,534	2,783,980
Total equity	—	—	3,106,106	4,190,679	3,212,581
Total assets	—	—	6,808,552	7,299,379	6,403,316
Panasonic Corporation shareholders’ equity per share of common stock (yen)	—	—	1,304.52	1,776.83	1,344.50
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(22.63)	61.58	2.95	26.72	(182.25)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	61.58	—	—	(182.25)
Panasonic Corporation shareholders’ equity / total assets (%)	—	—	39.7	50.4	43.5
Net cash provided by operating activities	156,230	136,264	—	—	116,647
Net cash used in investing activities	(20,219)	(269,967)	—	—	(469,477)
Net cash provided by (used in) financing activities	372,577	(116,999)	—	—	148,712
Cash and cash equivalents at end of period	—	—	1,459,505	973,133	973,867
Total employees (persons)	—	—	284,439	313,594	292,250

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	On April 1, 2009, the Company adopted Financial Accounting Standards Board Accounting Standards Codification 810, “Consolidation” (formerly Statement of Financial Accounting Standards No. 160) for fiscal 2010. Accordingly, prior year amounts in the consolidated financial statements have been reclassified to conform with the presentation used for the six months and the three months ended September 30, 2009.

	3.	Net income per share attributable to Panasonic Corporation common shareholders, diluted for the six months and the three months ended September 30, 2009, and for the three months ended September 30, 2008 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for these periods.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 532 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of five segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes general electronic components, semiconductors, electric motors and batteries. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations.

For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW and PanaHome products are sold on a proprietary basis at home and abroad.

During the three months ended September 30, 2009, there were no major changes in principal businesses and affiliated companies.

(3)	Changes in Affiliated Companies

During the three months ended September 30, 2009, there were no major changes in affiliated companies.

(4)	Number of Employees (as of September 30, 2009)

1. Consolidated:	284,439 persons
2. Parent-alone:	46,263 persons

II	The Business

(1)	Operating Results

In the electronics industry during the second quarter under review, despite visible sign of market stabilization in some regions, severe business conditions continued as the global recession and shrinking demand coincided with changes in the market structure, including a demand shift to emerging markets and lower-priced products. Responding to these business conditions, Panasonic simultaneously rebuilds its management structure while preparing and taking action for future growth in fiscal 2010 as the final year of the GP3 plan.

Consolidated group sales for the second quarter amounted to 1,737,838 million yen, a decrease of 21% compared with the same period a year ago.

Regarding earnings, operating profit* for the second quarter was 49,040 million yen, a decrease of 59% compared with the same period a year ago. This result was due mainly to initiatives such as fixed cost reduction and streamlining of material cost in spite of the effect of a sharp sales decrease and a price decline. As a result of these and other factors, pre-tax income, net income and net income attributable to Panasonic Corporation turned into the black. Pre-tax income for the second quarter was 25,312 million yen, a decrease of 70% compared with the same period a year ago. Accordingly, net income for the second quarter was 10,080 million yen, a decrease of 84% and net income attributable to Panasonic Corporation was 6,109 million yen, a decrease of 89% compared with the same period a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations.

(2)	Operating Results by Segment

The following information shows the operating results by business segment for the second quarter.

Digital AVC Networks

Digital AVC Networks sales for the period amounted to 830,765 million yen, a decrease of 21% compared with the same period a year ago. Sales of video and audio equipment decreased, due mainly to sluggish overseas sales in digital AV products such as flat-panel TVs. Sales of information and communications equipment decreased, due mainly to weak sales in notebook PCs and mobile phones. Segment profit amounted to 26,350 million yen, a decrease of 45% compared with the same period a year ago, due mainly to a sales decrease, the appreciation of the yen and price declines centered on digital AV products.

Home Appliances

Sales of Home Appliances for the period amounted to 273,188 million yen, a decrease of 18% compared with the same period a year ago. Sales of air conditioners and compressors declined despite favorable sales in refrigerators. Segment profit amounted to 8,638 million yen, a decrease of 44% compared with the same period a year ago, due mainly to a sales decrease and the appreciation of the yen, despite streamlining effects.

PEW and PanaHome

Sales of PEW and PanaHome for the period amounted to 416,097 million yen, a decrease of 16% compared with the same period a year ago. Sluggish housing market conditions led to a decrease in sales in Panasonic Electric Works Co., Ltd., PanaHome Corporation and their subsidiaries. Segment profit amounted to 11,979 million yen, a decrease of 53% compared with the same period a year ago, mainly as a result of the sales decrease.

Components and Devices

Sales of Components and Devices for the period amounted to 261,551 million yen, decreasing by 22% compared with the same period a year ago. A sales downturn of general electronic components and batteries resulted in a decrease in overall sales. Segment profit amounted to 12,810 million yen, decreasing by 57% compared with the same period a year ago, due mainly to the decrease in sales.

Other

Sales of Other for the period amounted to 241,378 million yen, a decrease of 22% compared with the same period a year ago, due mainly to a significant sales decline in factory automation equipment. Segment profit amounted to 3,015 million yen, a decrease of 80% compared with the same period a year ago, due mainly to the sales decrease in factory automation equipment.

The following information shows the geographical sales and profit by region for the second quarter.

Japan

Although sales gains were recorded in flat-panel TVs and refrigerators due to the positive effect of “Eco-points” stimulus plans for energy-efficient products, sales in Japan amounted to 1,387,888 million yen, a decrease of 18% compared with the same period a year ago. This was due mainly to a sales decrease in air conditioners and mobile phones. Profit in this region amounted to 33,826 million yen, a decrease of 63% compared with the same period a year ago, as a result of the decrease in sales and price declines.

Americas

Sales in the Americas amounted to 216,711 million yen, a decrease of 25% compared with the same period a year ago. This was due mainly to sales declines in digital AV products such as digital cameras and automotive electronics equipment. Profit in this region amounted to 9,686 million yen, an increase of 37% compared with the same period a year ago, due mainly to streamlining efforts.

Europe

Sales in Europe amounted to 183,118 million yen, a decrease of 37% compared with the same period a year ago. This was due mainly to a sales decline of digital AV products such as flat-panel TVs and automotive electronics equipment. Loss in this region amounted to 4,480 million yen, compared with a loss of 1,968 million yen in the same period a year ago, as a result of a sales decrease and price declines.

Asia, China and Others

Sales in Asia, China and Others amounted to 609,032 million yen, a decrease of 20% compared with the same period a year ago. This was due mainly to a decrease in sales of digital AV products such as flat-panel TVs and compressors. Geographical profit amounted to 27,407 million yen, a decrease of 29% compared with the same period a year ago, as a result of a sales decrease.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of September 30, 2009 increased by 198,310 million yen to 6,808,552 million yen compared with the end of the first quarter of fiscal 2010.

With regard to assets, cash and cash equivalents increased by 418,379 million yen due mainly to the issuance of short-term bonds, despite a decrease in time deposits of 154,269 million yen and a decrease in inventories of 13,727 million yen.

With regard to liabilities, total liabilities amounted to 3,702,446 million yen, an increase of 250,751 million yen compared with the end of the first quarter of fiscal 2010. This was due mainly to the issuance of short-term bonds.

Panasonic Corporation shareholders’ equity decreased by 45,084 million yen, compared with the end of the first quarter of fiscal 2010, to 2,701,169 million yen. This result was due primarily to a decrease in translation adjustments of 46,769 million yen. Noncontrolling interests decreased by 7,357 million yen to 404,937 million yen.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2010 second quarter totaled 86,214 million yen, an increase of 72,707 million yen compared with the second quarter of fiscal 2009. This was attributable primarily to an increase in trade payable, accrued expenses and other current liabilities, despite a decrease in net income and an increase in trade receivables.

Cash flows from investing activities

Net cash provided by investing activities in the fiscal 2010 second quarter amounted to 63,068 million yen, compared with cash outflow of 85,076 million yen in the fiscal 2009 second quarter. This result was due mainly to a decrease in time deposits.

Cash flows from financing activities

Net cash provided by financing activities in the fiscal 2010 second quarter amounted to 291,153 million yen, compared with cash outflow of 81,230 million yen in the fiscal 2009 second quarter. This was due mainly to an increase in short-term and long-term debts due to the bond issuance.

With all of these activities and an effect of exchange rate fluctuations, cash and cash equivalents for the second quarter of fiscal 2010 resulted in 1,459,505 million yen, up 418,379 million yen from the end of the first quarter of fiscal 2010.

(5)	Research and Development

Panasonic’s R&D expenditures for the second quarter of fiscal 2010 totaled 122,434 million yen. There were no significant changes in R&D activities for the period.

(6)	Risk Factors

There were no risks newly identified during the three months ended September 30, 2009. During the three months ended September 30, 2009, there were also no significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year.

After the three months ended September 30, 2009 up to the filing date of this quarterly report, there were significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year as follows.

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive results

Panasonic develops its business by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Panasonic does not, however, control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. Panasonic and SANYO Electric Co., Ltd. (SANYO), upon resolutions of meetings of their respective Boards of Directors held on December 19, 2008, entered into a Capital and Business Alliance Agreement to widely pursue synergies on all business aspects of both companies. Panasonic commenced a tender offer for SANYO shares (at a purchase price of 131 yen per share of common stock, 1,310 yen per share of Class A preferred stock and 1,310 yen per share of Class B preferred stock), the initial tender offer period of which is from November 5, 2009 through December 7, 2009, pursuant to a resolution of meeting of the Board of Directors held on November 4, 2009 upon near completion of the procedures and measures that are required under domestic and overseas competition laws and regulations. Panasonic aims to make SANYO its subsidiary through this tender offer. However, Panasonic may not be able to promptly make SANYO its subsidiary through this tender offer and may fail to achieve the expected synergies with SANYO through the capital and business alliance. Furthermore, as a result of making SANYO its consolidated subsidiary, deterioration of SANYO’s operating results and financial condition may adversely affect Panasonic’s operating results and financial condition.

Note:	The forward-looking statements in the above information are based on our belief as of the filing date of this quarterly report.

III	Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

During the three months ended September 30, 2009, there were no significant changes in major property, plant and equipment.

(2)	Plan of the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended September 30, 2009, the Company did not decide on any plan of the purchase, expansion, refurbishment, retirement and disposal of major property, plant and equipment.

During the three months ended September 30, 2009, the Company invested a total of 89,551 million yen in property, plant and equipment, with an emphasis on production facilities in such priority business areas as flat-panel TVs and batteries. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	46,814
Home Appliances	9,894
PEW and PanaHome	6,113
Components and Devices	23,989
Other	1,988

Subtotal	88,798
Corporate	753

Total	89,551

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2009: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2009: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the six months of fiscal 2010:

	Yen
	April	May	June	July	August	September
High	1,446	1,510	1,408	1,500	1,541	1,505
Low	1,070	1,292	1,260	1,175	1,414	1,308

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2009

	Yen (millions)
Assets	September 30, 2009	March 31, 2009
Current assets:
Cash and cash equivalents	1,459,505	973,867
Time deposits	31,832	189,288
Short-term investments (Notes 3 and 13)	22	1,998
Trade receivables:
Notes	48,153	42,766
Accounts	813,997	743,498
Allowance for doubtful receivables	(20,397)	(21,131)

Net trade receivables	841,753	765,133

Inventories (Note 2)	783,184	771,137
Other current assets (Notes 12 and 13)	442,874	493,271

Total current assets	3,559,170	3,194,694

Investments and advances (Notes 3 and 13)	566,336	551,751

Property, plant and equipment (Notes 5 and 13):
Land	294,610	298,346
Buildings	1,592,911	1,532,359
Machinery and equipment	2,176,990	2,229,123
Construction in progress	250,456	213,617

	4,314,967	4,273,445
Less accumulated depreciation	2,688,182	2,698,615

Net property, plant and equipment	1,626,785	1,574,830

Other assets:
Goodwill	409,627	410,792
Intangible assets (Notes 5 and 13)	117,997	120,712
Other assets	528,637	550,537

Total other assets	1,056,261	1,082,041

	6,808,552	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2009

	Yen (millions)
Liabilities and Equity	September 30, 2009	March 31, 2009
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 11 and 13)	468,480	94,355
Trade payables:
Notes	32,811	38,202
Accounts	770,054	641,166

Total trade payables	802,865	679,368

Accrued income taxes	30,073	26,139
Accrued payroll	122,304	115,845
Other accrued expenses	687,735	672,836
Deposits and advances from customers	64,909	60,935
Employees’ deposits	227	269
Other current liabilities (Notes 12 and 13)	290,370	350,681

Total current liabilities	2,466,963	2,000,428

Noncurrent liabilities:
Long-term debt (Note 13)	681,747	651,310
Retirement and severance benefits	401,742	404,367
Other liabilities	151,994	134,630

Total noncurrent liabilities	1,235,483	1,190,307

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,209,642	1,217,764
Legal reserve	93,826	92,726
Retained earnings	2,415,918	2,479,416
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(391,053)	(341,592)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	21,196	(10,563)
Unrealized gains (losses) of derivative instruments (Note 12)	2,092	(4,889)
Pension liability adjustments	(238,882)	(237,333)

Total accumulated other comprehensive income (loss)	(606,647)	(594,377)

Treasury stock, at cost (Note 6)	(670,310)	(670,289)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,701,169	2,783,980

Noncontrolling interests (Note 10)	404,937	428,601

Total equity (Note 10)	3,106,106	3,212,581
Commitments and contingent liabilities (Notes 4 and 14)

	6,808,552	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Six months ended September 30, 2009 and 2008

	Yen (millions)
	Six months ended September 30
	2009	2008
Revenues, costs and expenses:
Net sales	3,333,296	4,343,711
Cost of sales (Note 12)	(2,423,537)	(3,098,704)
Selling, general and administrative expenses	(880,902)	(1,016,853)
Interest income	6,044	14,745
Dividends received	4,103	6,231
Other income (Note 12)	16,603	23,346
Interest expense	(11,566)	(11,314)
Other deductions (Notes 5, 11 12 and 13)	(70,494)	(57,866)

Income (loss) before income taxes	(26,453)	203,296
Provision for income taxes	22,774	66,177
Equity in earnings (losses) of associated companies	(2,049)	3,477

Net income (loss) (Note 10)	(51,276)	140,596
Less net income (loss) attributable to noncontrolling interests (Note 10)	(4,408)	12,104

Net income (loss) attributable to Panasonic Corporation (Note 10)	(46,868)	128,492

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(22.63)	61.58
Diluted	—	61.58

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended September 30, 2009 and 2008

	Yen (millions)
	Three months ended September 30
	2009	2008
Revenues, costs and expenses:
Net sales	1,737,838	2,191,714
Cost of sales (Note 12)	(1,252,666)	(1,572,854)
Selling, general and administrative expenses	(436,132)	(500,279)
Interest income	3,131	7,547
Dividends received	686	888
Other income (Note 12)	7,458	7,128
Interest expense	(5,521)	(5,558)
Other deductions (Notes 5, 11 12 and 13)	(29,482)	(44,545)

Income before income taxes	25,312	84,041
Provision for income taxes	15,022	23,765
Equity in earnings (losses) of associated companies	(210)	3,140

Net income (Note 10)	10,080	63,416
Less net income attributable to noncontrolling interests	3,971	7,955

Net income attributable to Panasonic Corporation	6,109	55,461

	Yen
Net income per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	2.95	26.72
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2009 and 2008

	Yen (millions)
	Six months ended September 30
	2009	2008
Cash flows from operating activities:
Net income (loss) (Note 10)	(51,276)	140,596
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	131,316	185,160
Net gain on sale of investments	(407)	(5,836)
Provision for doubtful receivables	1,790	4,043
Deferred income taxes	25,092	8,449
Write-down of investment securities (Note 11)	2,859	17,748
Impairment losses on long-lived assets (Notes 5 and 13)	7,559	4,553
(Increase) decrease in trade receivables	(98,019)	25,203
(Increase) decrease in inventories	(22,586)	(135,804)
(Increase) decrease in other current assets	(16,612)	(4,587)
Increase (decrease) in trade payables	140,974	26,216
Increase (decrease) in accrued income taxes	4,270	(14,809)
Increase (decrease) in accrued expenses and other current liabilities	20,168	(72,743)
Increase (decrease) in retirement and severance benefits	(8,357)	(54,997)
Increase (decrease) in deposits and advances from customers	2,284	5,057
Other	17,175	8,015

Net cash provided by operating activities	156,230	136,264

Cash flows from investing activities:
Proceeds from disposition of investments and advances	34,837	83,944
Increase in investments and advances	(3,926)	(25,579)
Capital expenditures	(203,219)	(271,773)
Proceeds from disposals of property, plant and equipment	18,544	14,331
(Increase) decrease in time deposits	154,792	(47,548)
Other	(21,247)	(23,342)

Net cash used in investing activities	(20,219)	(269,967)

(continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2009 and 2008

	Yen (millions)
	Six months ended September 30
	2009	2008
Cash flows from financing activities:
Increase (decrease) in short-term debt	383,023	(8,479)
Proceeds from long-term debt	45,830	40,100
Repayments of long-term debt	(21,870)	(27,071)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(15,530)	(36,769)
Dividends paid to noncontrolling interests (Note 10)	(9,071)	(13,270)
Repurchase of common stock (Note 10)	(43)	(71,632)
Sale of treasury stock (Note 10)	16	159
Purchase of shares of previously consolidated subsidiaries (Note 10)	(10,198)	—
Other	420	(37)

Net cash provided by (used in) financing activities	372,577	(116,999)

Effect of exchange rate changes on cash and cash equivalents	(22,950)	9,019

Net increase (decrease) in cash and cash equivalents	485,638	(241,683)

Cash and cash equivalents at beginning of period	973,867	1,214,816

Cash and cash equivalents at end of period	1,459,505	973,133

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the six months ended September 30, 2009 were as follows: Digital AVC Networks—45%, Home Appliances—16%, PEW and PanaHome—21%, Components and Devices—12% and Other—6%. A sales breakdown by geographical market was as follows: Japan—53%, North and South America—13%, Europe—11%, and Asia and Others—23%.

Sales by product category for the three months ended September 30, 2009 were as follows: Digital AVC Networks—45%, Home Appliances—15%, PEW and PanaHome—22%, Components and Devices—12% and Other—6%. A sales breakdown by geographical market was as follows: Japan—53%, North and South America—13%, Europe—10%, and Asia and Others—24%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an voting interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has 533 consolidated subsidiaries and 188 associated companies under equity method as of September 30, 2009.

Effective April 1, 2009, the Company and certain of its domestic subsidiaries changed their depreciation method from the declining-balance method to the straight-line method. The Company believes that the straight-line method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives. Under the provisions of ASC 250, “Accounting Changes and Error Corrections,” a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. The effect of the change in depreciation method for the six months and three months ended September 30, 2009 was not material on the Company’s consolidated financial statements, respectively.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit plans.

Management evaluated the subsequent events through the date on which the Company’s consolidated financial statements were issued.

(e)	Adoption of New Accounting Pronouncements

In June 2009, FASB issued ASC 105, “Generally Accepted Accounting Principles.” ASC 105 brings together in one place all authoritative generally accepted accounting principles that has been issued by a standard setter and ASC became the exclusive authoritative reference for nongovernmental U.S. GAAP. As a result, consolidated financial statements for the period ending after the effective date should contain Codification citations in place of any corresponding references to legacy accounting pronouncements. The Company adopted ASC 105 for the three months ended September 30, 2009. The Codification does not change or alter existing U.S. GAAP and, therefore, the adoption of ASC 105 did not have an effect on the Company’s consolidated financial statements.

On April 1, 2009, the Company adopted ASC 820, “Fair Value Measurements and Disclosures” for all nonfinancial assets and liabilities. ASC 820 establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of ASC 820 for all nonfinancial assets and liabilities did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2009, the Company adopted ASC 805, “Business Combinations.” ASC 805 requires most identifiable assets, liabilities, noncontrolling interests (previously referred to as minority interests), and goodwill acquired in a business combination to be recorded at “full fair value.” On April 1, 2009, the Company adopted ASC 810, “Consolidation.” ASC 810 requires noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. ASC 805 is applied to business combinations occurring after the effective date. ASC 810 is applied prospectively to all noncontrolling interests, including any that arose before the effective date and the disclosure requirement is applied retrospectively. The adoption of ASC 805 and 810 did not have a material effect on the Company’s consolidated financial statements as of, and for the six months and three months ended September 30, 2009.

On April 1, 2009, the Company adopted the provisions of determination of the useful life of intangible assets under ASC 350, “Intangibles—Goodwill and Other.” These provisions amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

(f)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform with the presentation used as of, and for the six months and three months ended September 30, 2009.

(2)	Inventories

Inventories at September 30 and March 31, 2009 are summarized as follows:

	Yen (millions)
	September 30, 2009	March 31, 2009
Finished goods	470,682	439,747
Work in process	125,841	129,949
Raw materials	186,661	201,441

	783,184	771,137

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at September 30 and March 31, 2009 are as follows:

	Yen (millions)
	September 30, 2009
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	22	22	—

	22	22	—

Noncurrent:
Equity securities	269,636	339,702	70,066
Bonds	4,286	4,483	197
Other debt securities	556	563	7

	274,478	344,748	70,270

	Yen (millions)
	March 31, 2009
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	1,972	1,998	26

	1,972	1,998	26

Noncurrent:
Equity securities	269,735	284,356	14,621
Bonds	4,290	4,395	105
Other debt securities	5,492	5,515	23

	279,517	294,266	14,749

The carrying amounts of the Company’s cost method investments totaled 21,326 million yen and 40,755 million yen at September 30 and March 31, 2009, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at September 30, 2009 are as follows:

Yen (millions)
Due within 1 year	56,318
Due after 1 year within 2 years	57,180
Due after 2 years within 3 years	24,366
Due after 3 years within 4 years	9,492
Due after 4 years within 5 years	7,577
Thereafter	4,325

Total minimum lease payments	159,258

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 7,559 million yen and 6,528 million yen of long-lived assets for the six months and three months ended September 30, 2009, respectively. The Company recorded the impairment losses of manufacturing facilities related to overseas motor business for the three months ended September 30, 2009. The Company decided to divest one of its motor business as part of the motor business structural reform and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition. Impairment losses mainly related to “Components and Devices” segment.

The Company recognized impairment losses in the aggregate of 4,553 million yen of property, plant and equipment for the six months ended September 30, 2008. The Company recorded the impairment losses due to the closing of domestic manufacturing facilities. As a result of the closing, certain buildings and land became unused and the Company recorded the impairment losses. The fair value of land was determined through an appraisal. The fair value of buildings was determined based on the discounted future cash flows expected to result from their eventual disposition. Impairment losses of 1,403 million yen, 1,702 million yen and 1,448 million yen related to “Home Appliances,” “Corporate and eliminations” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 2,441 million yen of property, plant and equipment for the three months ended September 30, 2008. The Company recorded the impairment losses of certain buildings due to the closing of domestic manufacturing facilities related to home appliances. The Company decided to take down buildings used in the manufacturing facilities and to clear and sell land. The fair value of building was determined based on the discounted future cash flows. Impairment losses of 1,403 million yen and 1,038 million yen related to “Home Appliances” and the remaining segments, respectively.

(6)	Number of common shares

Number of common shares authorized and issued and number of treasury common shares as of September 30 and March 31, 2009 are as follows:

	Number of shares
	September 30, 2009	March 31, 2009
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,431,364	382,411,876

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of September 30 and March 31, 2009 are as follows:

	Yen
	September 30, 2009	March 31, 2009
Panasonic Corporation shareholders’ equity per share	1,304.52	1,344.50

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the six months ended September 30, 2009 and 2008 are as follows:

	Yen (millions)
	Six months ended September 30
	2009	2008
Net income (loss) attributable to Panasonic Corporation common shareholders	(46,868)	128,492

	Number of shares
	Six months ended September 30
	2009	2008
Average common shares outstanding	2,070,632,113	2,086,665,446
Dilutive effect:
Stock options		1,084

Diluted common shares outstanding		2,086,666,530

	Yen
	Six months ended September 30
	2009	2008
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(22.63)	61.58
Diluted	—	61.58

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended September 30, 2009 and 2008 are as follows:

	Yen (millions)
	Three months ended September 30
	2009	2008
Net income (loss) attributable to Panasonic Corporation common shareholders	6,109	55,461

	Number of shares
	Three months ended September 30
	2009	2008
Average common shares outstanding	2,070,627,094	2,075,870,206

	Yen
	Three months ended September 30
	2009	2008
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	2.95	26.72
Diluted	—	—

Diluted net income per share attributable to Panasonic Corporation common shareholders for the six months and three months ended September 30, 2009, and for the three months ended September 30, 2008 has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On May 15, 2009, the board of directors approved a year-end dividend of 7.5 yen per share, totaling 15,530 million yen on outstanding common stock as of March 31, 2009. The dividends, which became effective on June 1, 2009, were sourced out of retained earnings.

On October 30, 2009, the board of directors approved an interim dividend of 5 yen per share, totaling 10,353 million yen on outstanding common stock as of September 30, 2009. The dividends, which will become effective on November 30, 2009, are sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the six months ended September 30, 2009 and 2008 are as follows:

	Yen (millions)
	Six months ended September 30, 2009
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2009	2,783,980	428,601	3,212,581
Dividends paid to Panasonic Corporation shareholders	(15,530)	—	(15,530)
Dividends paid to noncontrolling interests	—	(9,071)	(9,071)
Repurchase of common stock	(43)	—	(43)
Sale of treasury stock	16	—	16
Purchase of shares of previously consolidated subsidiaries	(8,116)	(2,082)	(10,198)
Other	—	51	51
Comprehensive income (loss):
Net income (loss)	(46,868)	(4,408)	(51,276)
Other comprehensive income (loss), net of tax:
Translation adjustments	(49,461)	(7,364)	(56,825)
Unrealized holding gains (losses) of available-for-sale securities	31,759	1,307	33,066
Unrealized holding gains (losses) of derivative instruments	6,981	37	7,018
Pension liability adjustments	(1,549)	(2,134)	(3,683)

Total comprehensive income (loss)	(59,138)	(12,562)	(71,700)

Balance at September 30, 2009	2,701,169	404,937	3,106,106

	Yen (millions)
	Six months ended September 30, 2008
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2008, prior to adjustment	3,742,329	514,620	4,256,949
Effects of changing the pension plan measurement date pursuant to the provisions of ASC 715, net of tax	(77,298)	(3)	(77,301)

Balance at April 1, 2008, as adjusted	3,665,031	514,617	4,179,648
Dividends paid to Panasonic Corporation shareholders	(36,769)	—	(36,769)
Dividends paid to noncontrolling interests	—	(13,270)	(13,270)
Repurchase of common stock	(71,632)	—	(71,632)
Sale of treasury stock	159	—	159
Purchase of shares of previously consolidated subsidiaries	—	(1,848)	(1,848)
Other	—	106	106
Comprehensive income (loss):
Net income (loss)	128,492	12,104	140,596
Other comprehensive income (loss), net of tax:
Translation adjustments	15,738	19	15,757
Unrealized holding gains (losses) of available-for-sale securities	(25,198)	(1,096)	(26,294)
Unrealized holding gains (losses) of derivative instruments	149	1	150
Pension liability adjustments	3,564	512	4,076

Total comprehensive income (loss)	122,745	11,540	134,285

Balance at September 30, 2008	3,679,534	511,145	4,190,679

On April 1, 2008, the Company adopted the provisions of ASC 715, “Compensation—Retirement Benefits” regarding the change in the measurement date of postretirement benefit plans. In conformity with the provisions, the Company and certain subsidiaries changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date. With the change in the measurement date, beginning balance of Panasonic Corporation shareholders’ equity and noncontrolling interests at April 1, 2008 has been adjusted.

Comprehensive loss for the three months ended September 30, 2009 and 2008 amounted to 40,817 million yen and 59,785 million yen, respectively. Comprehensive income for the three months ended September 30, 2009 and 2008 includes “Net income” in the amount of 10,080 million yen and 63,416 million yen and a decrease in “Accumulated other comprehensive income (loss)” in the amount of 50,897 million yen and 123,201 million yen, respectively.

(11)	Supplementary Information

Included in other deductions for the six months and three months ended September 30, 2009 and 2008 are as follows:

	Yen (millions)
	Six months ended September 30
	2009	2008
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	22,694	593
Write-down of investment securities	2,859	17,748
Foreign exchange losses	5,190	10,425

	Yen (millions)
	Three months ended September 30
	2009	2008
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	1,108	368
Write-down of investment securities	2,330	14,965
Foreign exchange losses	470	8,339

Net periodic benefit cost for the six months ended September 30, 2009 and 2008 are 35,870 million yen and 22,160 million yen, respectively. Net periodic benefit cost for the three months ended September 30, 2009 and 2008 are 17,935 million yen and 11,080 million yen, respectively.

371,266 million yen of short-term bonds, which were newly issued during the six months ended September 30, 2009, are included in short-term debt, including current portion of long-term debt in the consolidated balance sheets as of September 30, 2009.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purpose.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Gains and losses related to derivative instruments are classified in other income (deductions) and cost of sales in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness was not material for the six months and three months ended September 30, 2009, respectively. Amounts included in accumulated other comprehensive income (loss) at September 30, 2009 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at September 30, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	6,298	Other current liabilities	(1,931)
Commodity futures	Other current assets	2,853	Other current liabilities	(13,773)

Total derivatives designated as hedging instruments under ASC 815		9,151		(15,704)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	3,341	Other current liabilities	(8,265)
Cross currency swaps	Other current assets	613	—	—
Commodity futures	Other current assets	1,247	Other current liabilities	(1,247)

Total derivatives not designated as hedging instruments under ASC 815		5,201		(9,512)

Total derivatives		14,352		(25,216)

The fair values of derivative instruments at March 31, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,299	Other current liabilities	(9,094)
Cross currency swaps	Other current assets	275	—	—
Commodity futures	Other current assets	9,285	Other current liabilities	(53,050)

Total derivatives designated as hedging instruments under ASC 815		11,859		(62,144)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	204	Other current liabilities	(808)
Cross currency swaps	Other current assets	1,260	—	—
Commodity futures	Other current assets	4,670	Other current liabilities	(4,670)

Total derivatives not designated as hedging instruments under ASC 815		6,134		(5,478)

Total derivatives		17,993		(67,622)

The effect of derivative instruments on the consolidated statement of operations for the six months ended September 30, 2009 is as follows:

Yen (millions)
Derivatives in ASC 815 fair value hedging relationships	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Commodity futures	Other income (deductions)	22,743

Total		22,743

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	2,992	Other income (deductions)	(5,772)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	2,756	Cost of sales	(1,020)

Total	5,457		(6,808)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	634
Cross currency swaps	—	—
Commodity futures	—	—

Total		634

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(8,720)
Cross currency swaps	Other income (deductions)	(647)
Commodity futures	Other income (deductions)	0

Total		(9,367)

The effect of derivative instruments on the consolidated statement of operations for the three months ended September 30, 2009 is as follows:

Yen (millions)
Derivatives in ASC 815 fair value hedging relationships	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Commodity futures	Other income (deductions)	11,495

Total		11,495

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	5,302	Other income (deductions)	370
Cross currency swaps	—	—	—
Commodity futures	1,985	Cost of sales	(315)

Total	7,287		55

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	570
Cross currency swaps	—	—
Commodity futures	—	—

Total		570

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(4,103)
Cross currency swaps	Other income (deductions)	(966)
Commodity futures	Other income (deductions)	0

Total		(5,069)

(13)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term investments

The fair value of short-term investments is estimated based on quoted market prices.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at September 30 and March 31, 2009 are as follows:

	Yen (millions)
	September 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	22	22	1,998	1,998
Other investments and advances	451,250	451,543	424,237	423,223
Liabilities:
Long-term debt, including current portion	(725,822)	(741,860)	(697,653)	(698,502)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	9,369	9,369	—	—
To buy foreign currencies	270	270	2,503	2,503
Cross currency swaps	613	613	1,535	1,535
Commodity futures:
To sell commodity	2,870	2,870	13,955	13,955
To buy commodity	1,230	1,230	—	—
Other current liabilities:
Forward:
To sell foreign currencies	(852)	(852)	(9,902)	(9,902)
To buy foreign currencies	(9,344)	(9,344)	—	—
Cross currency swaps	—	—	—	—
Commodity futures:
To sell commodity	—	—	—	—
To buy commodity	(15,020)	(15,020)	(57,720)	(57,720)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at September 30 and March 31, 2009:

	Yen (millions)
	September 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	339,702	—	—	339,702
Bonds	—	4,505	—	4,505
Other debt securities	—	563	—	563
Derivatives	2,853	11,499	—	14,352

Total	342,555	16,567	—	359,122

Liabilities:
Derivatives	(15,020)	(10,196)	—	(25,216)

Total	(15,020)	(10,196)	—	(25,216)

	Yen (millions)
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	284,356	—	—	284,356
Bonds	—	6,393	—	6,393
Other debt securities	—	5,515	—	5,515
Derivatives	9,285	8,708	—	17,993

Total	293,641	20,616	—	314,257

Liabilities:
Derivatives	(57,720)	(9,902)	—	(67,622)

Total	(57,720)	(9,902)	—	(67,622)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Foreign exchange contracts and commodity futures included in Level 2 derivatives are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

The following table presents assets and liabilities that are measured at fair value on a nonrecurring basis for the six months and three months ended September 30, 2009:

	Yen (millions)
	Six months ended September 30, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(2,151)	—	—	0	0
Long-lived assets	(7,559)	—	—	1,720	1,720

	Yen (millions)
	Three months ended September 30, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(2,151)	—	—	0	0
Long-lived assets	(6,528)	—	—	1,720	1,720

The Company classified the assets described above in Level 3, as the Company used unobservable inputs to value these assets with the recognition of impairment losses related to the assets. The fair value for the major assets of them was measured by estimated future cash flows.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At September 30, 2009, the maximum amount of undiscounted payments the Company would have to make in the event of default is 31,132 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30 and March 31, 2009 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2009, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 32,903 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30 and March 31, 2009 was insignificant.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

By Business Segment

Information by business segment for the six months ended September 30, 2009 and 2008 is shown in the tables below:

	Yen (millions)
	Six months ended September 30
	2009	2008
Sales:
Digital AVC Networks:
Customers	1,584,014	2,079,642
Intersegment	20,056	23,295

Total	1,604,070	2,102,937
Home Appliances:
Customers	473,347	575,670
Intersegment	93,755	109,842

Total	567,102	685,512
PEW and PanaHome:
Customers	751,041	903,796
Intersegment	22,683	24,867

Total	773,724	928,663
Components and Devices:
Customers	345,749	469,449
Intersegment	145,383	200,733

Total	491,132	670,182
Other:
Customers	179,145	315,154
Intersegment	266,951	283,481

Total	446,096	598,635
Eliminations	(548,828)	(642,218)

Consolidated total	3,333,296	4,343,711

	Yen (millions)
	Six months ended September 30
	2009	2008
Segment profit:
Digital AVC Networks	12,748	102,802
Home Appliances	28,952	46,915
PEW and PanaHome	4,174	35,784
Components and Devices	1,343	48,975
Other	2,131	28,799
Corporate and eliminations	(20,491)	(35,121)

Total segment profit	28,857	228,154

Interest income	6,044	14,745
Dividends received	4,103	6,231
Other income	16,603	23,346
Interest expense	(11,566)	(11,314)
Other deductions	(70,494)	(57,866)

Consolidated income (loss) before income taxes	(26,453)	203,296

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Information by business segment for the three months ended September 30, 2009 and 2008 is shown in the tables below:

	Yen (millions)
	Three months ended September 30
	2009	2008
Sales:
Digital AVC Networks:
Customers	820,922	1,044,711
Intersegment	9,843	11,864

Total	830,765	1,056,575
Home Appliances:
Customers	227,627	272,631
Intersegment	45,561	60,821

Total	273,188	333,452
PEW and PanaHome:
Customers	404,882	483,361
Intersegment	11,215	12,516

Total	416,097	495,877
Components and Devices:
Customers	185,156	237,355
Intersegment	76,395	98,273

Total	261,551	335,628
Other:
Customers	99,251	153,656
Intersegment	142,127	155,547

Total	241,378	309,203
Eliminations	(285,141)	(339,021)

Consolidated total	1,737,838	2,191,714

	Yen (millions)
	Three months ended September 30
	2009	2008
Segment profit:
Digital AVC Networks	26,350	47,828
Home Appliances	8,638	15,413
PEW and PanaHome	11,979	25,273
Components and Devices	12,810	29,476
Other	3,015	14,894
Corporate and eliminations	(13,752)	(14,303)

Total segment profit	49,040	118,581

Interest income	3,131	7,547
Dividends received	686	888
Other income	7,458	7,128
Interest expense	(5,521)	(5,558)
Other deductions	(29,482)	(44,545)

Consolidated income before income taxes	25,312	84,041

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area

Sales attributed to countries based upon the customer’s location for the six months ended September 30, 2009 and 2008 are as follows:

	Yen (millions)
	Six months ended September 30
	2009	2008
Sales:
Japan	1,776,047	2,110,647
North and South America	424,582	584,615
Europe	353,095	575,347
Asia and Others	779,572	1,073,102

Consolidated total	3,333,296	4,343,711

United States included in North and South America	365,055	497,711
China included in Asia and Others	376,150	532,290

Sales attributed to countries based upon the customer’s location for the three months ended September 30, 2009 and 2008 are as follows:

	Yen (millions)
	Three months ended September 30
	2009	2008
Sales:
Japan	917,277	1,065,403
North and South America	220,975	298,154
Europe	185,959	281,704
Asia and Others	413,627	546,453

Consolidated total	1,737,838	2,191,714

United States included in North and South America	189,481	254,497
China included in Asia and Others	202,384	273,010

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer.

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the six months and three months ended September 30, 2009 and 2008. In addition to the disclosure requirements under ASC 280, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30
	2009	2008
Sales:

Japan:
Customers	1,909,005	2,330,745
Intersegment	729,845	994,056

Total	2,638,850	3,324,801
North and South America:
Customers	407,196	553,286
Intersegment	7,031	11,267

Total	414,227	564,553
Europe:
Customers	340,666	558,128
Intersegment	6,634	25,902

Total	347,300	584,030
Asia and Others:
Customers	676,429	901,552
Intersegment	472,741	595,687

Total	1,149,170	1,497,239
Eliminations	(1,216,251)	(1,626,912)

Consolidated total	3,333,296	4,343,711

Geographical profit (loss):
Japan	13,781	192,867
North and South America	6,980	11,407
Europe	(18,879)	(2,240)
Asia and Others	46,909	72,619
Corporate and eliminations	(19,934)	(46,499)

Consolidated total	28,857	228,154

	Yen (millions)
	Three months ended September 30
	2009	2008
Sales:

Japan:
Customers	984,943	1,176,057
Intersegment	402,945	510,221

Total	1,387,888	1,686,278
North and South America:
Customers	212,501	283,141
Intersegment	4,210	6,403

Total	216,711	289,544
Europe:
Customers	177,995	274,009
Intersegment	5,123	15,742

Total	183,118	289,751
Asia and Others:
Customers	362,399	458,507
Intersegment	246,633	304,839

Total	609,032	763,346
Eliminations	(658,911)	(837,205)

Consolidated total	1,737,838	2,191,714

Geographical profit (loss):
Japan	33,826	92,171
North and South America	9,686	7,094
Europe	(4,480)	(1,968)
Asia and Others	27,407	38,688
Corporate and eliminations	(17,399)	(17,404)

Consolidated total	49,040	118,581

By Business Field

In a phase of further growth for global excellence, the Company discloses three business fields in order to further clarify its business fields for investors. This represents a voluntary and supplementary disclosure by the Company to further enhance readers’ understanding of the Company’s strategy, financial condition and results of operations. This disclosure is not intended to substitute for the segment disclosures as required by ASC 280. The business fields are comprised of the Company’s five segments as follows:

Business fields	Business segments
Digital AVC Networks Solution	Digital AVC Networks
Solutions for the Environment and Comfortable Living	Home Appliances, PEW and PanaHome
Devices and Industry Solution	Components and Devices, Other

	Yen (millions)
	Six months ended September 30
	2009	2008
Sales:

Digital AVC Networks Solution:
Digital AVC Networks	1,604,070	2,102,937

Total	1,604,070	2,102,937
Solutions for the Environment and Comfortable Living:
Home Appliances	567,102	685,512
PEW and PanaHome	773,724	928,663

Total	1,340,826	1,614,175
Devices and Industry Solution:
Components and Devices	491,132	670,182
Other	446,096	598,635

Total	937,228	1,268,817
Eliminations	(548,828)	(642,218)

Consolidated total	3,333,296	4,343,711

Profit (loss) by business field:

Digital AVC Networks Solution:
Digital AVC Networks	12,748	102,802

Total	12,748	102,802
Solutions for the Environment and Comfortable Living:
Home Appliances	28,952	46,915
PEW and PanaHome	4,174	35,784

Total	33,126	82,699
Devices and Industry Solution:
Components and Devices	1,343	48,975
Other	2,131	28,799

Total	3,474	77,774
Corporate and eliminations	(20,491)	(35,121)

Consolidated total	28,857	228,154

	Yen (millions)
	Three months ended September 30
	2009	2008
Sales:

Digital AVC Networks Solution:
Digital AVC Networks	830,765	1,056,575

Total	830,765	1,056,575
Solutions for the Environment and Comfortable Living:
Home Appliances	273,188	333,452
PEW and PanaHome	416,097	495,877

Total	689,285	829,329
Devices and Industry Solution:
Components and Devices	261,551	335,628
Other	241,378	309,203

Total	502,929	644,831
Eliminations	(285,141)	(339,021)

Consolidated total	1,737,838	2,191,714

Profit (loss) by business field:

Digital AVC Networks Solution:
Digital AVC Networks	26,350	47,828

Total	26,350	47,828
Solutions for the Environment and Comfortable Living:
Home Appliances	8,638	15,413
PEW and PanaHome	11,979	25,273

Total	20,617	40,686
Devices and Industry Solution:
Components and Devices	12,810	29,476
Other	3,015	14,894

Total	15,825	44,370
Corporate and eliminations	(13,752)	(14,303)

Consolidated total	49,040	118,581

(16)	Subsequent Event

Upon near completion of the procedures and measures that are required under domestic and overseas competition laws and regulations, commencement of a tender offer for all shares of SANYO Electric Co., Ltd. (SANYO) was resolved at the meeting of the board of directors held on November 4, 2009. The tender offer commenced on November 5, 2009. SANYO and its subsidiaries will be consolidated subsidiaries of the Company, after the tender offer is consummated and the Company acquires a controlling interest in SANYO.

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces the Extension of the Period of the Tender Offer for SANYO

Shares and Other Related Matters

Osaka, November 25, 2009—Panasonic Corporation (NYSE: PC/ TSE: 6752, the “Company”) announces today that it has submitted an Amendment Statement for the Tender Offer Registration Statement to the Director-General of the Kanto Local Finance Bureau, pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Law of Japan for the November 4 announcement of Panasonic Corporation’s intent to acquire the shares (all of the common shares, the Class A preferred shares, and the Class B preferred shares) of SANYO Electronic Co., Ltd. (TSE: 6764, the “Target”) through the tender offer (the “Tender Offer”). As a result of this submission of the Amendment Statement, in accordance with Article 27-8, Paragraph 8 of the Financial Instruments and Exchange Law of Japan, the period of the Tender Offer (the “Tender Offer Period”) is extended.

Public Notice for Amendment to the Terms and Conditions, Etc. of the Tender Offer regarding such extension of the Tender Offer Period was given today (the public notice has been made electronically available at: http://info.edinet-fsa.go.jp/ and a notice will be published in the Nihon Keizai Shimbun without delay).

The announcement, “Panasonic Announces Commencement of Tender Offer for Sanyo Shares” dated November 4, 2009, is amended as follows (the amendments are underlined):

2. Outline of the Tender Offer and Other Information

(2) Tender Offer Period

(i)	Tender Offer Period determined at time of filing of the Statement

(Prior to amendment)

From November 5, 2009 (Thursday) through December 7, 2009 (Monday) (22 business days)

(Post amendment)

From November 5, 2009 (Thursday) through December 9, 2009 (Wednesday) (24 business days)

(8) Method of Settlement

(ii)	Tender Offer settlement commencement date

(Prior to amendment)

December 11, 2009 (Friday)

(Omitted)

(Post amendment)

December 16, 2009 (Wednesday)

(Omitted)

(9) Other Conditions and Methods of Purchase, Etc.

(ii)	Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.

(Prior to amendment)

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8, and Items 4, and in Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, (including the case where, on or before the day immediately preceding the last day of the Tender Offer Period, (applicable also the case where the Tender Offer Period has been extended), (a) the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (hereinafter referred to as the “United States Antitrust Act”) has not ended, or (b) the Federal Trade Commission of the United States takes some measure, such as prohibiting the Share Acquisition, the details of which are described in “(2) Other Relevant Information Necessary for Investor’s Decision of the Target” of “4. Other Matters”), the Tender Offeror may withdraw the Tender Offer. In the event that the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror shall give public notice electronically, and then post a notice in The Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the Tender Offer Period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended, the “TOB Order”) and give public notice forthwith.

(Post amendment)

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8, and Items 4, and in Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw the Tender Offer. In the event that the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror shall give public notice electronically, and then post a notice in The Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the Tender Offer Period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended, the “TOB Order”) and give public notice forthwith.

4. Other Matters

(2) Other Relevant Information Necessary for Investor’s Decision of the Target

(Prior to amendment)

(i) The Tender Offeror is required to file a Premerger Notification Form concerning business combination with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission (hereinafter collectively referred to as the “United States Antitrust Agencies”) prior to the acquisition of the shares of the Target through the Tender Offer (hereinafter referred to as the “Share Acquisition” in this section) pursuant to the United States Antitrust Act. Within 15 days after the receipt of such Premerger Notification Form, the United States Antitrust Agencies will determine whether or not to conduct a more detailed investigation (the second-phase investigation). If the United States Antitrust Agencies decide to conduct the second-phase investigation within 15 days of the receipt of the Premerger Notification Form, one of the United States Antitrust Agencies will make a request for additional materials (the second request) from the Tender Offeror and conduct the second-phase investigation. In such case, unless one of the United States Antitrust Agencies take measures such as prohibition of the Share Acquisition during a certain waiting period, the Tender Offeror may carry out the Share Acquisition after the termination of the aforementioned certain waiting period. The Premerger Notification Form concerning the Share Acquisition was received by the United States Antitrust Agencies on February 9, 2009 (local time). Subsequently, the Federal Trade Commission issued to the Tender Offeror a second request on February 24, 2009 (local time), and conducted the second-phase investigation. In the course of the second-phase investigation, the Tender Offeror proposed the remedy as described herein under “(5) Remedies under Competition Laws” of “1. Purpose of the Tender Offer” above to the Federal Trade Commission. Although the investigation by the Federal Trade Commission is currently still continuing, focused on the said proposed remedy, it is expected that the aforementioned waiting period will terminate without measures such as prohibition of the Share Acquisition being taken by the Federal Trade Commission within the Tender Offer Period determined at time of filing of the Statement as described herein under “(2) Tender Offer Period” (i) of “2. Outline of the Tender Offer and Other Information.”

(Post amendment)

(i) The Tender Offeror is required to file a Premerger Notification Form concerning business combination with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission (hereinafter collectively referred to as the “United States Antitrust Agencies”) prior to the acquisition of the shares of the Target through the Tender Offer (hereinafter referred to as the “Share Acquisition” in this section) pursuant to the United States Antitrust Act. Within 15 days after the receipt of such Premerger Notification Form, the United States Antitrust Agencies will determine whether or not to conduct a more detailed investigation (the second-phase investigation). If the United States Antitrust Agencies decide to conduct the second-phase investigation within 15 days of the receipt of the Premerger Notification Form, one of the United States Antitrust Agencies will make a request for additional materials (the second request) from the Tender Offeror and conduct the second-phase investigation. In such case, unless one of the United States Antitrust Agencies take measures such as prohibition of the Share Acquisition during a certain waiting period, the Tender Offeror may carry out the Share Acquisition after the termination of the aforementioned certain waiting period. The Premerger Notification Form concerning the Share Acquisition was received by the United States Antitrust Agencies on February 9, 2009 (local time). Subsequently, the Federal Trade Commission issued to the Tender Offeror a second request on February 24, 2009 (local time), and conducted the second-phase investigation. In the course of the second-phase investigation, the Tender Offeror proposed the remedy as described herein under “(5) Remedies under Competition Laws” of “1. Purpose of the Tender Offer” above to the Federal Trade Commission, and the aforementioned waiting period terminated on November 23, 2009 (local time).

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the proposed acquisition of SANYO Electric Co., Ltd. through a tender offer; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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